July 18, 2008

Via EDGAR and Overnight Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Room 4561

Washington, DC 20549

Attention: Suzanne Hayes

Todd Sherman

Re:

Health Enhancement Products, Inc.

Form SB-2 Registration Statement

Filed September 27, 2006

File No. 333-137619

Ladies and Gentlemen:

On behalf of Health Enhancement Products, Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form SB-2, including all exhibits thereto (File No. 333-137619), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 27, 2006 (the “Registration Statement”) be withdrawn effective immediately. The Company requests withdrawal of the Registration Statement because the Company does not intend to register the securities as contemplated in the Registration Statement at this time.  None of the Company’s securities has been sold pursuant to the Registration Statement.   The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

The Company requests that the Commission consent to this withdrawal application as contemplated by paragraph (a) of Rule 477 of the Securities Act.  The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide me a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company’s facsimile number is (480) 385-3801. Should you have any questions regarding this matter, please contact me at (480) 385-3800.  Thank you for your assistance.

Very truly yours,

/s/ Janet L. Crance

Janet L. Crance

Chief Accounting Officer

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